SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  :  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No :☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

ASX Announcement

Corporate Affairs

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 26 April 2006

Interim Results to be available in Excel format

ANZ will announce its 2006 Interim Results on Thursday, 27 April 2006.

To assist market participants in analysing the results, ANZ will provide an Excel version of key tables within the Interim Results announcement. This will be available on ANZ’s website at www.anz.com/australia/aboutanz/investorcentre/ReportsandResults/results.asp shortly after the Result has been lodged with the ASX.

A version of this file containing prior period numbers is now available at the above link.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

Corporate Communications

Level 22, 100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 20 April 2006

ANZ simplifies divisional structure

ANZ today announced a simplified three-division structure to facilitate greater cross-selling opportunities and operational synergies within its specialist businesses and to provide broader senior line management roles within the Group.

The move completes a program of clustering specialist businesses around customer segments, which commenced in 2004 as part of ANZ’s growth and transformation strategy.

Personal – Esanda, Small Business and the Pacific have been added to the division headed by Mr Brian Hartzer, integrating all ANZ’s consumer finance, retail banking and small business activities. The change expands the opportunity to leverage the Esanda brand across all consumer finance products, in addition to auto and equipment finance, and to cross-sell banking products to the Esanda customer base. The Personal division now includes Retail Banking, Mortgages, Consumer Finance, Esanda, Banking Products, Investment and Insurance, Rural and Regional Banking, Small Business and the Pacific. Mr David Hisco, Managing Director Esanda, Mr Rob Goudswaard, Managing Director Small Business, and Mr Mike Guerin, Managing Director Pacific will now report to Mr Hartzer. Mr Hartzer will be responsible for coordinating the strategy for the Personal business across the Group.

Institutional – ANZ’s corporate and investment banking businesses have been integrated into a single division to facilitate greater product cross-sell to all business customers, and to facilitate the migration of customers as they grow. The division headed by Mr Steve Targett now comprises Business Banking, Corporate Banking, as well as the former Institutional businesses of Trade and Transaction Services, Corporate and Structured Finance, Markets, the Client Relationship Group and Debt Products Group. Mr Targett already has responsibility for these segments worldwide and has direct responsibility for ANZ’s network in Asia, Europe and North America, together with matrix responsibility for Institutional Banking in New Zealand. Mr Targett will be responsible for coordinating the strategy for corporate and investment banking activities across the Group.

Within the Institutional division, Mr Mark Paton will take up a new senior role to oversee all client relationship and origination activities. Mr Paton leads client coverage for Institutional, Corporate, and Business Banking clients.

There is no change in New Zealand under Mr Graham Hodges, which includes ANZ Retail, National Bank of New Zealand Retail, Rural, and Corporate, together with matrix responsibility for Institutional, UDC and ING in New Zealand.

In addition to deputising for the CEO, ANZ’s Senior Managing Director Dr Bob Edgar will retain special responsibility for ANZ’s partnerships and investments, including ING Australia, E*Trade, and ANZ’s investments in Asia. He also will continue to oversee the rapidly growing Private Banking business.

ANZ Chief Executive Officer Mr John McFarlane said:  “These changes create a much simpler structure to reduce cross-business complexity and to facilitate greater collaboration across business lines. This builds on the synergies that are already being generated from clustering specialist businesses around customers.”

“The simpler structure advances our focus on customers which has already seen market share gains in many segments.

“These three divisions are large businesses in their own right and, if listed separately, would be among the leading companies on the Australian Stock Exchange. The new structure additionally creates broader, more stretching roles for the most senior business leaders within the Group.

“ANZ’s strong customer focus, our distinctive culture and our growth and transformation investments are all creating a very different bank for all our stakeholders,” Mr McFarlane said.

ANZ’s Management Board now consists of Bob Edgar, Shane Freeman, Mike Grime, Brian Hartzer, Graham Hodges, Peter Hodgson, Peter Marriott, John McFarlane and Steve Targett. ANZ’s senior management organisation charts are attached.

The changes are effective from 1 May 2006.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

20 April 2006

20 April 2006

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature) *

Date 26 April 2006

* Print the name and title of the signing officer under his signature.